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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 5)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Liberty Livewire Corporation
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   530709104
                 ---------------------------------------------
                                (CUSIP Numbers)

                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                            9197 South Peoria Street
                           Englewood, Colorado 80112
                                 (720) 875-5400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 10, 2000
      -------------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 530709104 (Class A Common Stock of Liberty Livewire Corporation)

------------- -------------------------------------------------------------------------
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1
              Liberty Media Corporation
              84-1288730
------------- -------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [   ]

              (b)  [ X ]
------------- -------------------------------------------------------------------------
     3        SEC USE ONLY
------------- -------------------------------------------------------------------------
     4        SOURCE OF FUNDS 00
------------- -------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e) [ ]
------------- -------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- -------------------------------------------------------------------------
                 7      SOLE VOTING POWER
                        31,635,682 (1).
              --------- ---------------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
    SHARES              0
 BENEFICIALLY --------- ---------------------------------------------------------------
OWNED BY EACH    9      SOLE DISPOSITIVE POWER
  REPORTING             31,635,682 (1).
    PERSON    --------- ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                        0
------------- -------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              31,635,682 (1)
------------- -------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------- -------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              85.7% (1)
------------- -------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -------------------------------------------------------------------------

(1) Reporting Person owns 31,635,682 shares of the Issuer's Class B Common Stock (as defined herein) and no other shares of the capital stock of the Issuer. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock (as defined herein). The 31,635,682 shares of the Issuer's Class B Common Stock represents 100% of the outstanding shares of the Class B Common Stock, as of September 29, 2000; these shares also represent approximately 85.7% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 5)

                                  STATEMENT OF

                           LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 IN RESPECT OF

    LIBERTY LIVEWIRE CORPORATION (FORMERLY KNOWN AS THE TODD-AO CORPORATION)

ITEM 1.       SECURITY AND ISSUER.

         Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D/A (this "Statement") with respect to shares (the "Shares") of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Liberty Livewire Corporation (formerly known as The Todd-AO Corporation), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 520 Broadway, Suite 500, Santa Monica, California 90401.

         This Statement is being filed by the Reporting Person solely for the purpose of updating certain information reported in the Schedule 13D/A filed by the Reporting Person on August 3, 2000 (the "Fourth Schedule 13D"), which is incorporated herein by reference. All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Fourth Schedule 13D.

         The Issuer and the Reporting Person entered into the Stock Option Fulfillment Agreement, dated as of June 10, 2000 (the "Stock Option Fulfillment Agreement"), as more fully described in Item 6.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS.

         The Reporting Person intends to fulfill its obligations under the Stock Option Fulfillment Agreement through working capital. An estimate of the amount of funds is also provided in Item 6.


ITEM 4.       PURPOSE OF TRANSACTION.

         The Issuer and the Reporting Person entered into the Stock Option Fulfillment Agreement, as more fully discussed in Item 6, so that the Reporting Person could provide funds

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

to the Issuer so that the Issuer could meet its obligations to acquire and deliver shares of AT&T's Class A Liberty Media Group Common Stock, par value $1.00 per share ("Class A Liberty Group Stock"), to the holders of the Rollover Options (as defined below).

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The interest that the Reporting Person has in the Issuer has changed since August 3, 2000, the date of the Fourth Schedule 13D, due to the recent utilization by the Issuer of its rights under the Stock Option Fulfillment Agreement. Pursuant to the Stock Option Fulfillment Agreement, the Reporting Person has acquired an additional 271,271 shares of the Issuer's Class B Common Stock by the end of September 2000. The Reporting Person's complete interest in the securities of the Issuer is set forth on the first page of this Statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Agreement and Plan of Merger, dated as of December 10, 1999, as amended (the "Merger Agreement"), among AT&T, Merger Sub, the Reporting Person and the Issuer, the Issuer's stock options were rolled over, on June 9, 2000, into options (the "Rollover Options") exercisable for shares of Class A Liberty Group Stock and the Issuer's Class A Common Stock. The Rollover Options are the obligations of the Issuer; however, the Merger Agreement specified that the Reporting Person would assist in helping the Issuer obtain shares of Class A Liberty Group Stock to fulfill the Issuer's obligations under the Rollover Options.

         The Issuer and the Reporting Person entered into the Stock Option Fulfillment Agreement, pursuant to which the Reporting Person agreed to give the Issuer cash, if requested by the Issuer, so that the Issuer could acquire shares of Class A Liberty Stock to meet its obligations under the Rollover Options. In exchange for such cash, the Issuer agreed to issue to the Reporting Person 1.2 shares of its Class B Common Stock for each share of Class A Liberty Group Stock delivered to the optionholders. Pursuant to the Stock Option Fulfillment Agreement, the Reporting Person can acquire up to a maximum of 509,635 shares of the Issuer's Class B Common Stock.

         If the Reporting Person acquires this maximum number of shares under the Stock Option Fulfillment Agreement, the total number of the Issuer's Class B Common Stock owned by the Reporting Person would be 31,826,312, which, based on information provided by the Issuer to the Reporting Person, would constitute
approximately     % of the Issuer's voting power as of the end of September
2000. In addition, if the Issuer agrees to fulfill all of its obligations under the Rollover Options by obtaining cash from the Reporting Person, then the Reporting Person would provide the Issuer with approximately $10,141,737 (based on the average closing price of Class A Liberty Group Stock during the month of September 2000).

         The First Schedule 13D was supplemented and amended by the Second
Schedule 13D, the Third Schedule 13D and the Fourth Schedule 13D, which in turn is being supplemented and amended by this Amendment No. 5. The information provided in this Amendment No. 5 is only as of October 31, 2000, the date of the filing of this Amendment No. 5. This Amendment No.

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5 does not report any material additional information or substantive change in the information previously reported, other than the Stock Option Fulfillment Agreement.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 of this Schedule 13D/A hereby reads as follows:

EXHIBIT NO.           EXHIBIT
-----------           -------
      7(a)            Fourth Schedule 13D (incorporated herein by reference to
                      the Reporting Person's Schedule 13D, filed with the
                      Commission on August 3, 2000).

      7(b)            Stock Option Fulfillment Agreement.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2000.


                                            LIBERTY MEDIA CORPORATION



                                            By:  /s/ Vivian J. Carr
                                                 ------------------
                                                 Name:    Vivian J. Carr
                                                 Title:   Senior Vice President

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                                 EXHIBIT INDEX

Exhibit No.        Exhibit
-----------        -------
      7(a)         Fourth Schedule 13D (incorporated herein by reference to the
                   Reporting Person's Schedule 13D, filed with the Commission on
                   August 3, 2000).

      7(b)         Stock Option Fulfillment Agreement.

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